UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
QUANTA SERVICES, INC.
(Name of Subject Company (issuer))
QUANTA SERVICES, INC. (ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))
4.0% Convertible Subordinated Notes
due 2007
(Title of Class of Securities)
74762EAA0
(CUSIP Number of Class of Securities)
Tana L. Pool, Esq.
Vice President and General Counsel
Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, Texas 77056
(713) 629-7600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
Copy to:
W. Robert Shearer
Baker & Hostetler LLP
1000 Louisiana, Suite 2000
Houston, Texas 77002-5009
Facsimile: (713) 751-1717
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee

$169,912,500	$18,181**

(*)	Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $172,500,000 principal amount of Quanta Services’ 4.0% Convertible Subordinated Notes due 2007 at a purchase price of $985 per $1,000 principal amount outstanding. The amount of the filing fee, $107.00 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

(**)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Quanta Services, Inc., a Delaware corporation (the “Company”), on May 16, 2006 in connection with its offer to purchase for cash any and all of the Company’s 4.0% Convertible Subordinated Notes due 2007 (the “Notes”) upon the terms and subject to the conditions contained in the Offer to Purchase dated May 16, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(ii) to the Schedule TO (which together with the Offer to Purchase constitutes the “Offer”).
     This Amendment is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the related Letter of Transmittal, each as supplemented and amended as specifically provided herein, is incorporated by reference as set forth below.
Item 1 through Item 11.
     Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:
     (1) The first paragraph under the section titled “Source and Amount of Funds” on page 5 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     On May 3, 2006, we issued and sold $143.75 million aggregate principal amount of our 3.75% Convertible Subordinated Notes due 2026 (the “3.75% Notes”) pursuant to an Indenture, dated as of May 3, 2006, between us and Wells Fargo Bank, N.A., as trustee. The net proceeds of the sale of the 3.75% Notes, together with cash on hand, will be used to purchase the Notes accepted for payment pursuant to the Offer. We will need approximately $173.0 million to purchase all of the Notes and to pay $3.1 million of accrued and unpaid interest through June 13, 2006, the scheduled expiration date for the Offer.
     (2) A new section titled “Pro Forma Information” is hereby inserted on page 6 of the Offer to Purchase immediately following the section titled “Source and Amount of Funds” as follows:
Pro Forma Information
     The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006, (1) on an actual basis, (2) on an as adjusted basis giving effect to the sale of $143.75 million aggregate principal amount of the 3.75% Notes on May 3, 2006, (3) on an as adjusted basis giving effect to the sale of the 3.75% Notes and assuming the repurchase of $50.0 million aggregate principal amount of the Notes through the Offer, (4) on an as adjusted basis giving effect to the sale of the 3.75% Notes and assuming the repurchase of $110.0 million aggregate principal amount of the Notes through the Offer, and (5) on an as adjusted basis giving effect to the sale of the 3.75% Notes and assuming the repurchase of all outstanding $172.5 million aggregate principal amount of the Notes through the Offer. Assuming the sale of the 3.75% Notes occurred as of the beginning of the period, our interest expense for the twelve months ended December 31, 2005 and the three months ended March 31, 2006 would have increased by $6.0 million and $1.5 million, respectively. Assuming the sale of the 3.75% Notes and the repurchase of the Notes through the Offer occurred as of the beginning of the period, our interest expense for the twelve months ended December 31, 2005 and the three months ended March 31, 2006 would have (1) increased by $3.7 million and $0.9 million, respectively, if we repurchased $50.0 million aggregate principal amount of the Notes; (2) increased by $1.0 million and $0.3 million, respectively, if we repurchased $110.0 million aggregate principal amount of the Notes; and (3) decreased by $1.8 million and $0.4 million, respectively, if we repurchased $172.5 million aggregate principal amount of the Notes. You should read this information in conjunction with the consolidated financial statements and related notes thereto incorporated by reference in the Statement.

	As of March 31, 2006
			As Adjusted for		As Adjusted for		As Adjusted for
			the Sale of 3.75%		the Sale of 3.75%		the Sale of 3.75%
			Notes and		Notes and		Notes and
			Repurchase of		Repurchase of		Repurchase of
			$50.0 Million of		$110.0 Million of		$172.5 Million of
		As Adjusted for	the Notes		the Notes		the Notes
		the Sale of	Through the		Through the		Through the
	Actual	3.75% Notes	Offer		Offer		Offer
	(dollars in thousands)
Cash and cash equivalents	$284,763	$424,464	$374,989	(3)	$315,739	(3)	$254,021	(3)

Long-term debt (including current maturities):
Existing credit facility(1)	$4,500	$4,500	$4,500		$4,500		$4,500
3.75% convertible subordinated notes due 2026	—	143,750	143,750		143,750		143,750
4.5% convertible subordinated notes due 2023	270,000	270,000	270,000		270,000		270,000
4.0% convertible subordinated notes due 2007	172,500	172,500	122,500	(3)	62,500	(3)	—	(3)
Other debt	2,291	2,291	2,291		2,291		2,291

Total long-term debt (including current maturities)	449,291	593,041	543,041		483,041		420,541

Stockholders’ equity:
Common Stock, $.00001 par value, 300,000,000 shares authorized, 119,462,103 shares issued and 117,487,417 outstanding(2)	—	—	—		—		—
Limited Vote Common Stock, $.00001 par value, 3,345,333 shares authorized, 999,281 shares issued and outstanding	—	—	—		—		—
Additional paid-in capital	1,097,113	1,097,113	1,097,113		1,097,113		1,097,113
Deferred compensation	—	—	—		—		—
Accumulated deficit	(361,264)	(361,264)	(361,135	)(4)	(360,907	)(4)	(360,669	)(4)
Treasury stock, 1,974,686 shares, at cost	(22,401)	(22,401)	(22,401)		(22,401)		(22,401)

Total stockholders’ equity	713,448	713,448	713,577		713,805		714,043

Total capitalization	$1,162,739	$1,306,489	$1,256,618		$1,196,846		$1,134,584

(1)	As of March 31, 2006, we had $144.8 million of letters of credit outstanding under our credit facility.

(2)	The number of shares issued and outstanding does not include (a) shares issuable upon conversion of any of our outstanding convertible subordinated notes and (b) approximately 0.8 million shares issuable upon the exercise of outstanding stock options as of March 31, 2006.

(3)	Assumes that $50.0 million, $110.0 million and $172.5 million aggregate principal amount of the Notes, respectively, is repurchased pursuant to the Offer at a purchase price equal to $985 per $1,000 principal amount of the Notes (net of offering costs).

(4)	Assuming the sale of the 3.75% Notes and the repurchase of the Notes at a price equal to $985 per $1,000 principal amount of the Notes, actual accumulated deficit as of March 31, 2006 would decrease due to the gain incurred in the repurchase of the Notes, offset by charges associated with the write off of deferred financing costs relating to the repurchase of the Notes. Assuming the repurchase of $50.0 million, $110.0 million and $172.5 million aggregate principal amount of the Notes, actual accumulated deficit as of March 31, 2006 would decrease, net of tax, by $0.1 million, $0.3 million and $0.6 million, respectively.

     (3) The first paragraph under the section titled “Terms of the Offer—Conditions to the Offer” on page 12 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     The Offer is not conditioned on a minimum principal amount of Notes being tendered. Notwithstanding any other provision of the Offer, we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and payment for, Notes tendered, subject to the rules under the Exchange Act, if at any time on or before the Expiration Date any of the following events has occurred (or been determined by us to have occurred):

     (i) there is pending or has been threatened in writing or instituted any action, proceeding or investigation by or before any court or governmental, regulatory or administrative agency or authority or tribunal, domestic or foreign, which (a) challenges the making of the Offer, the acquisition of Notes pursuant to the Offer or otherwise relates in any manner to the Offer or (b) in our reasonable judgment, could have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of Quanta and its subsidiaries, taken as a whole (a “Material Adverse Effect”);
     (ii) there has been any material adverse development, in our reasonable judgment, with respect to any action, proceeding or investigation concerning Quanta existing on the date hereof;
     (iii) a statute, rule, regulation, judgment, order, stay or injunction shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed to be applicable by any court or governmental, regulatory or administrative agency or authority or tribunal, domestic or foreign, which, in our reasonable judgment, would or could reasonably be expected to prohibit, prevent, restrict or delay consummation of the Offer or that could have a Material Adverse Effect;
     (iv) there has been or is likely to occur any event or series of events that, in our reasonable judgment, would or could reasonably be expected to prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, materially impair the contemplated benefits of the Offer to Quanta of reducing our outstanding debt and reducing our interest expense or otherwise result in the consummation of the Offer not being, or not being reasonably likely to be, in the best interests of Quanta;
     (v) there has been (a) any general suspension of, shortening of hours for or limitation on prices for trading in securities in the United States securities or financial markets (whether or not mandatory), (b) the trading price of the Notes is less than $975 per $1,000 principal amount, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory), (e) a commencement of a war, armed hostilities, act of terrorism or other national or international crisis, (f) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (g) any material adverse change in United States securities or financial markets generally, (h) any material change in the United States currency exchange rates or exchange controls or a suspension of, or limitations on, the markets therefor (whether or not mandatory) or (i) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or
     (vi) there has been or is likely to occur any change or development, including without limitation, a change or development involving a prospective change, in or affecting the business or financial affairs of Quanta and its subsidiaries which, in our reasonable judgment, could prohibit, restrict or delay consummation of the Offer or materially impair the contemplated benefits of the Offer to Quanta of reducing our outstanding debt and reducing our interest expense or adversely affect our business.
     (4) The second paragraph under the section titled “Terms of the Offer—Extension, Waiver, Amendment and Termination” on page 13 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     We may extend the Offer until the satisfaction of the conditions to the completion of the Offer. We expressly reserve the right, in our sole discretion, to terminate the Offer if any of the conditions set forth under “—Conditions to the Offer” have not been satisfied or waived by us on or before the Expiration Date.
     (5) The first paragraph under the section titled “Special Note Regarding Forward-Looking Statements” on page 15 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     This Statement and the documents that are incorporated by reference into this Statement include statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements.” In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “may,” “will,” “should,” “could,” “expect,” “believe” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:
     (6) The first paragraph under the section titled “Material United States Federal Income Tax Consequences” on page 18 of the Offer to Purchase is hereby deleted in its entirety.
     (7) The sixth paragraph under the section titled “Material United States Federal Income Tax Consequences” on page 18 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS OF SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
     (8) The first paragraph under the section titled “Important Tax Information” in the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:
     THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS OF SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7(b) of the Schedule TO is hereby amended and restated in its entirety as follows:
     b. Conditions. None.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 16, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated May 16, 2006.*
(b)(1)	Indenture, dated May 3, 2006, by and between Quanta Services, Inc. and Wells Fargo Bank, N.A., as Trustee (previously filed as Exhibit 99.2 to the Company’s Form 8-K (No. 001-13831) filed May 4, 2006 and incorporated herein by reference).
(d)(1)	Subordinated Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 8-K (No. 001-13831) filed July 26, 2000 and incorporated herein by reference).
(d)(2)	First Supplemental Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.2 to the Company’s Form 8-K (No. 0001-13831) filed July 26, 2000 and incorporated herein by reference).

Exhibit No.	Description
(d)(3)	Description of Debt Securities (previously filed as pages 9 through 20 of the Company’s Form S-3 (No. 333-39744) filed June 20, 2000 and incorporated herein by reference).
(d)(4)	Description of Notes (previously filed as pages S-36 though S-45 of the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (No. 333-39744) filed July 6, 2000 and incorporated herein by reference).
(g)	None.
(h)	None.

*	Previously Filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUANTA SERVICES, INC.
By:	/s/ James H. Haddox
James H. Haddox
Chief Financial Officer

Dated: June 2, 2006